[Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3000

March 14, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

    Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coca-Cola European Partners Limited
Amendment No. 2 to Registration Statement on Form F-4 (File No. 333-208556)

Ladies and Gentlemen:

On behalf of Coca-Cola European Partners Limited (“Orange”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 10, 2016 related to Amendment No. 1 to the above referenced Registration Statement on Form F-4 (the “Registration Statement”), filed on January 28, 2016.

Orange has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form F-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is Orange’s response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Coca-Cola European Partners Limited

March 14, 2016

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Unaudited Pro Forma Condensed Combined Financial Information of Orange, page 163

1.	We note your response to comment 4 in our letter dated January 11, 2016. Please revise the disclosures on pages 162 and 169 to indicate that for purposes of U.S. reporting, the basis of accounting for Orange will be IFRS as adopted by the IASB.

Response:

In response to the Staff’s comment, Orange has revised the disclosure on pages 155 and 161 to reflect that, for purposes of U.S. reporting, Orange will prepare its financial statements in accordance with IFRS as issued by the IASB.

Exhibits and Financial Statement Schedules, page II-1

2.	We note your response to prior comment 24. Please tell us how you determined that the bottler’s agreements and related agreements are not material.

Response:

Orange respectfully acknowledges the Staff’s comment. Orange has updated its exhibit index in the Amended Registration Statement to include the relevant material agreements. The exhibit index reflects the agreements that are expected to be in place and that are required to be filed pursuant to Item 601(a) and 601(b) of Regulation S-K, some of which will be filed by amendment to the Registration Statement upon agreement of their terms. Orange intends to file any additional material agreements as and when they become known in advance of the effectiveness of the Registration Statement.

Signatures

3.	Please provide the signatures of each of the officers set forth in Instruction 1 to the signature section of Form F-4 below the signature block that indicates “the registration statement has been signed by the following persons in the capacities indicated.”

Response:

Pursuant to Instruction 1 to the signature section of Form F-4, Orange has revised the signature block on page II-6 of the Amended Registration Statement to indicate that Isabela Pérez Nivela, the sole director of Orange, has signed the Registration Statement in her capacity and serving as the principal executive officer, principal accounting officer and principal financial officer of Orange.

Coca-Cola European Partners Limited

March 14, 2016

Each filing person acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (212) 701-3439.

Very truly yours,

/s/ Helene R. Banks
Helene R. Banks
cc:	John R. Parker, Jr. (Coca-Cola Enterprises, Inc.)
Matthew P. Salerno (Cleary Gottlieb Steen & Hamilton LLP)
Eric S. Shube (Allen & Overy LLP)